ANNUAL OFFICER'S CERTIFICATION

In connection with the loans serviced by Sovereign Bank for various Investors, I hereby confirm that this certification covers all investors for which we service loans, for the calendar year ending December 31, 2002.

To the best of my knowledge and upon reasonable investigation, the servicing of mortgage loans during the preceding year has been conducted in compliance with all other provisions of the Servicing Agreement(s), barring such items as where we have noted as exceptions. A listing of any exceptions to this certification will be provided along with explanations concerning their completion, if so desired.

To the best of my knowledge and belief:

1. The Fidelity Bond renewed on 12-1-02 and the Insurance Certificates were mailed to all investors 11-26-02. Errors and Omissions renewed on 6-1-02 and the Insurance Certificates were mailed to all investors on 6-6-02. New certificates will be mailed upon renewal.

2. All hazard, flood and other casualty insurance, FHA or other private mortgage insurance premiums, if applicable, are paid and are in full force.

3. Real estate taxes, ground rents, special assessments, or fees, and any changes that may become a lien upon the property and which became due in the last calendar year have been paid.

4. An Escrow Analysis has been made for those loans with impound accounts to ensure sufficient funds are being collected for payment of taxes and insurance.

5. Interest on impound accounts has been paid if required by applicable federal or state laws.

6. We are in compliance with IRS requirements and all federal, state, and local laws for reporting the receipt of interest, payment of fees, or acquisition of properties.

7. Interest and/or monthly payment adjustments of ARM or GPM loans have been made in accordance with mortgage terms. Proper notice was provided to the mortgagors.

8. Eligible delinquent borrowers with mortgages secured by single-family properties have been notified of the availability of home ownership counseling and other financial management services in compliance with 12 U.S.C., section 1701 X.

9. Required information pertaining to delinquent and foreclosed mortgages has been reported to the credit bureaus as required.

10. Required property inspections have been completed, if applicable. Inspections have been made on delinquent, foreclosed, or otherwise vacant properties, and any other property the Servicer has reason to believe requires an inspection.

11.  The Servicer has, and continues to service mortgage loans in accordance with the requirements of the Federal National Mortgage Association (FNMA), the Federal Home Loan Mortgage Corporation (FHLMC), the Federal Housing
Administration (FHA), and the Veterans Administration (VA) 	as is applicable.
The Servicer remains in good standing and has not been suspended, terminated or denied approval by any of these agencies.

12. Any document custodian or custodial depository used by the Servicer in connection with the servicing of the mortgage loans meets or exceeds the eligibility requirements of FNMA/FHLMC, as applicable and the requirements of the related Servicing Agreement.

13. Funds received for mortgage loans are deposited into segregated custodial accounts as required by the Servicing Agreement, if applicable and are reconciled monthly.

14. Sovereign Bank is licensed (or otherwise authorized) to originate, sell, or service residential mortgage in each of the jurisdictions in which it does business.

15. An Annual Report of Independent Auditors including a Financial Statement and a Uniform Single Audit Program (USAP) letter has been prepared by a firm of independent certified public accountants.

/s/ Joe Blaston                         March 16, 2003
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Joe Blaston, EVP                        Date